Exhibit 99.1

MEDIA RELEASE

Kinross Gold to Ring Closing Bell at NYSE today
President and CEO Tye Burt celebrates designation as Top Performing Senior Gold Equity for 2006

Toronto and New York - Kinross Gold Corporation’s President and CEO Tye Burt (TSX:K)(NYSE:KGC) ("Kinross" or the "Company") will ring the Closing Bell at the New York Stock Exchange today in celebration of its designation as the top performing senior gold equity for 2006.

“We are excited and proud to be ringing the closing the bell at the NYSE,” said President and CEO Tye Burt. “This is a great way to punctuate Kinross’ spectacular success in 2006, a year where we generated more positive net earnings in each of the second, third and fourth quarters than any full year in the company’s history.”

Kinross produced 1.4 million ounces of gold, increased revenue 22 per cent to $905.6 million, increased cash flow 118 per cent to $292 million and added 13 per cent to its gold reserves in 2006. Kinross also recently completed the acquisition of Bema Gold Corporation (“Bema”) on February 27, 2007 and announced increased production and reserves estimates today. Kinross has one of the largest reserve bases in the world and the best production growth profile among senior gold companies. Kinross’ production is set to increase 60 per cent from 2007 to 2009.

About Kinross Gold Corporation

Kinross, a Canadian-based gold mining company, is the fourth largest primary gold producer in North America and has one of the largest reserve bases in the world. With nine mines and 3 projects in Canada, the United States, Brazil, Russia and Chile, Kinross employs more than 4,500 people. Kinross recently closed the acquisition of Bema Gold on February 27, 2007.

Kinross was the top performing senior gold equity for 2006 and maintains a strong balance sheet and a no gold hedging policy. Kinross is focused on a strategic objective to maximize net asset value and cash flow per share through a four-point plan built on growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this press release, including any information as to the future financial or operating performance of Kinross, constitute "forward-looking statements" within the meaning of certain securities laws, including the "safe harbour" provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this Press release. Forward-looking statements include, without limitation, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words "plans," "expects," or "does not expect," "is expected," "budget," "scheduled," "estimates," "forecasts," "intends," "anticipates," or "does not anticipate," or "believes," or variations of such words and phrases or statements that certain actions, events or results "may," "could," "would," "might," or "will be taken," "occur" or "be achieved" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this Press release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our management's discussion and analysis as well as:

(1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment or otherwise; (2) permitting development and expansion at Paracatu proceeding on a basis consistent with our current expectations; (3) permitting and development at the Kettle River - Buckhorn project proceeding on a basis consistent with Kinross' current expectations; (4) that a long-term lease replacing the short term lease for the Kupol gold and silver project lands, and construction permits required from time to time, will be obtained from the Russian authorities on a basis consistent with our current expectations; (5) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian ruble and the U.S. dollar will be approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels;

(8) production forecasts meet expectations; (9) the accuracy of our current mineral reserve and mineral resource estimates. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions, including the Bema acquisition; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Kinross' actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this Press release are qualified by these cautionary statements and those made in the "Risk Factors" section hereof. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Investor Contact

Kinross Gold Corporation
Tracey Thom
Director, Investor Relations & Communications
(416) 365-1362
Email: tracey.thom@kinross.com

Kinross Gold Corporation
Erwyn Naidoo
Director, Investor Relations
(416) 365-2744
Email: erwyn.naidoo@kinross.com

Media Contact

Louie Diaz
Wilcox Group
(416) 203-6666
Email: ldiaz@wilcoxgroup.com